UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Reports Second Quarter 2018 Results”.

The GAAP financial statements tables included in the press release attached hereto are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585), March 6, 2015 (File No. 333-202550); and August 25, 2017 (File No. 333-220158).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2018	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novameasuring.com www.novami.com	Investor Relations Contact: Miri Segal MS-IR LLC Tel: +917-607-8654 E-mail: msegal@ms-ir.com

Company Press Release

Nova Reports Second Quarter 2018 Results

Rehovot, Israel, August 1, 2018 - Nova (Nasdaq: NVMI) today announced financial results for the second quarter 2018, the period ended June 30, 2018.

Second Quarter 2018 Highlights:
•	Quarterly revenue of $61.9 million, up 10% year-over-year, within company guidance
•	GAAP net income of $11.8 million, or $0.41 per diluted share, exceeding guidance of $0.30 to $0.40 per share
•	Non-GAAP net income of $13.3 million, or $0.46 per diluted share, exceeding guidance of $0.35 to $0.45 per share
•	Memory customers generated 50% of overall product revenue
•	Five large customers, three Memory and two Foundry, contributed more than 10% each to overall product revenue

GAAP Results ($K)
	Q2 2018	Q1 2018	Q2 2017
Revenues	$61,888	$62,603	$56,126
Net Income	$11,833	$14,080	$13,313
Earnings per Diluted Share	$0.41	$0.49	$0.47
NON-GAAP Results ($K)
	Q2 2018	Q1 2018	Q2 2017
Net Income	$13,343	$15,430	$15,167
Earnings per Diluted Share	$0.46	$0.54	$0.53

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements that are part of this release. Non-GAAP results exclude amortization of acquired intangible assets, certain discrete tax items and stock-based compensation expenses.

Management Comments

“We are very pleased with our quarterly results, which reflect our continuous efforts to execute on our strategic growth plan to diversify our customer base and technology offering,” commented Eitan Oppenhaim, President and Chief Executive Officer of Nova. “The second quarter results solidify the progress we are making with both our Dimensional and Materials metrology solutions for advanced 3D NAND and DRAM device manufacturing. We believe that the expanded customer base, along with our differentiated technology, presents a larger market for us to pursue as we continue to execute effectively our long-term growth plans,” concluded Mr. Oppenhaim.

2018 Third Quarter Financial Outlook

Management provided an outlook for the third quarter, the period ending September 30, 2018. Based on current estimates, management expects:

•	$58 million to $64 million in revenue

•	$0.32 to $0.44 in diluted GAAP EPS

•	$0.37 to $0.49 in diluted non-GAAP EPS

2018 Second Quarter Results

Total revenues for the second quarter of 2018 were $61.9 million, a decrease of 1% compared to the first quarter of 2018 and a year-over-year increase of 10% relative to the second quarter of 2017.

Gross margin for the second quarter of 2018 was 58%, unchanged from gross margin in the first quarter of 2018 and compared to the gross margin of 59% in the second quarter of 2017.

Operating expenses in the second quarter of 2018 were $22.1 million, compared with $20.3 the first quarter of 2018 and compared with $17.7 million in the second quarter of 2017.

On a GAAP basis, the company reported net income of $11.8 million, or $0.41 per diluted share, in the second quarter of 2018. This is compared with $14.1 million, or $0.49 per diluted share, in the first quarter of 2018, and compared with net income of $13.3 million, or $0.47 per diluted share, in the second quarter of 2017.

On a non-GAAP basis, which excludes amortization of acquired intangible assets, certain discrete tax items and stock-based compensation expenses, the company reported net income of $13.3 million, or $0.46 per diluted share, in the second quarter of 2018. This is compared with net income of $15.4 million, or $0.54 per diluted share, in the first quarter of 2018, and compared with net income of $15.2 million, or $0.53 per diluted share, in the second quarter of 2017.

Total cash reserves on June 30, 2018 were $168.8 million, compared to $149.8 million on December 31, 2017.

Conference Call Information

Nova will host a conference call today, August 1, 2018, at 9 a.m. Eastern Time, to discuss the financial results and future outlook. To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. Dial-in Number: 1-888-394-8218
ISRAEL Dial-in Number: 1-809-212-883
INTERNATIONAL Dial-in Number: 1-323-701-0225
At:
9 a.m. Eastern Time
6 a.m. Pacific Time
4 p.m. Israeli Time

Please reference conference ID 8991200

The conference call will also be webcast live from a link on Nova's website at http://ir.novami.com.

A replay of the conference call will be available from August 1, 2018 at 12 p.m. Eastern Time to August 8, 2018 at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in TOLL-FREE   1-844-512-2921
Replay Dial-in TOLL/INTERNATIONAL   1-412-317-6671

Replay Pin Number:  8991200

A replay will also be available for 90 days on Nova's website at http://ir.novami.com.

About Nova: Nova is a leading innovator and key provider of metrology solutions for advanced process control used in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into the development and production of the most advanced semiconductor devices. Nova’s unique capability to deliver innovative X-ray and Optical solutions enable its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novami.com.

Nova is traded on the NASDAQ & TASE under the symbol NVMI.

This press release provides financial measures that exclude charges for amortization of acquired intangible assets, certain discrete tax items and stock-based compensation expenses and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhances management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but are not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: our dependency on three product lines; our dependency on a small number of large customers and small number of suppliers; the highly cyclical and competitive nature of the markets we target and we operate in; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on PEMs; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on our manufacturing facilities; risks related to changes in our order backlog; risks related to efforts to complete and integrate current and/or future acquisitions; risks related to the worldwide financial instabilities; risks related to our intellectual property; new product offerings from our competitors; unanticipated manufacturing or supply problems; risks related to government programs we participate in; risks related to taxation; changes in customer demand for our products; risks related to currency fluctuations; risks related to technology security threats and changes in privacy laws; risks related to acquisitions we may pursue and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2017 filed with the Securities and Exchange Commission on February 28, 2018. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)

	As of
ASSETS	June 30, 2018	December 31, 2017
Current assets
Cash and cash equivalents	27,622	27,697
Short-term interest-bearing bank deposits	140,039	121,390
Trade accounts receivable	43,073	40,949
Inventories	41,332	34,921
Other current assets	3,739	7,313

Total current assets	255,805	232,270

Long-term assets
Long-term interest-bearing bank deposits	1,100	750
Deferred tax assets	2,514	1,957
Severance pay funds	1,476	1,503
Property and equipment, net	13,585	13,891
Identifiable intangible assets, net	11,493	12,800
Goodwill	20,114	20,114

Total long-term assets	50,282	51,015

Total assets	306,087	283,285
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	18,545	15,754
Deferred revenues	9,484	10,334
Other current liabilities	18,732	26,038

Total current liabilities	46,761	52,126

Long-term liabilities
Liability for employee severance pay	2,528	2,590
Other long-term liabilities	2,228	1,833

Total long-term liabilities	4,756	4,423

Shareholders' equity	254,570	226,736

Total liabilities and shareholders’ equity	306,087	283,285

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended		Six months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017

Revenues:
Products	45,784	44,954	95,969	88,470
Services	16,104	11,172	28,522	22,086
Total revenues	61,888	56,126	124,491	110,556

Cost of revenues:
Products	18,002	15,809	35,971	30,929
Services	8,186	6,923	16,463	13,373
Total cost of revenues	26,188	22,732	52,434	44,302

Gross profit	35,700	33,394	72,057	66,254

Operating expenses:
Research and development expenses, net	11,849	9,238	23,075	18,513
Sales and marketing expenses	7,442	5,892	13,673	11,980
General and administrative expenses	2,134	1,938	4,364	3,595
Amortization of acquired intangible assets	654	640	1,307	1,280
Total operating expenses	22,079	17,708	42,419	35,368

Operating income	13,621	15,686	29,638	30,886

Financing income, net	486	525	934	940

Income before tax on income	14,107	16,211	30,572	31,826

Income tax expenses	2,274	2,898	4,659	5,110

Net income for the period	11,833	13,313	25,913	26,716

Earnings per share:
Basic	0.42	0.48	0.93	0.97
Diluted	0.41	0.47	0.91	0.96

Shares used for calculation of earnings per share:

Basic	27,977	27,655	27,946	27,561
Diluted	28,766	28,562	28,349	27,958

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended		Six months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Cash flows from operating activities:
Net income for the period	11,833	13,313	25,913	26,716
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	1,312	938	2,227	1,893
Amortization of acquired intangible assets	654	640	1,307	1,280
Amortization of deferred stock-based compensation	993	548	1,827	1,211
Decrease (increase) in liability for employee termination benefits, net	6	41	(35)	73
Deferred tax assets, net	(421)	666	(557)	75
Decrease (increase) in trade accounts receivable	(5,648)	1,887	(2,081)	6,274
Increase in inventories	(2,761)	(3,041)	(7,236)	(4,616)
Decrease (increase) in other current assets	2,068	(1,376)	3,574	(955)
Increase in trade accounts payable	438	2,618	2,791	2,708
Increase (decrease) in other current liabilities and other long-term liabilities	(4,414)	409	(7,098)	2,288
Increase (decrease) in short term deferred revenues	3,519	3,770	(850)	6,164

Net cash provided by operating activities	7,579	20,413	19,782	43,111

Cash flow from investment activities:
Increase in short-term and long term interest-bearing bank deposits	(7,841)	(2,581)	(18,999)	(22,659)
Additions to property and equipment	(735)	(847)	(1,096)	(1,267)

Net cash used in investment activities	(8,576)	(3,428)	(20,095)	(23,926)

Cash flows from financing activities:
Shares issued under employee stock-based plans	151	324	238	2,141

Net cash provided by financing activities	151	324	238	2,141

Increase (decrease) in cash and cash equivalents	(846)	17,309	(75)	21,326
Cash and cash equivalents – beginning of period	28,468	24,423	27,697	20,406
Cash and cash equivalents – end of period	27,622	41,732	27,622	41,732

NOVA MEASURING INSTRUMENTS LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Three months ended
	June 30, 2018	March 31, 2018	June 30, 2017
GAAP cost of revenues	26,188	26,246	22,732
Stock-based compensation in cost of products	(114)	(92)	(74)
Stock-based compensation in cost of services	(92)	(79)	(56)
Non-GAAP cost of revenues	25,982	26,075	22,602

GAAP gross profit	35,700	36,357	33,394
Gross profit adjustments	206	171	130
Non-GAAP gross profit	35,906	36,528	33,524
GAAP gross margin as a percentage of revenues	58%	58%	59%
Non-GAAP gross margin as a percentage of revenues	58%	58%	60%

GAAP operating expenses	22,079	20,340	17,708
Stock-based compensation in research and development	(386)	(340)	(188)
Stock-based compensation in sales and marketing	(259)	(219)	(146)
Stock-based compensation in general and administrative	(142)	(104)	(84)
Amortization of acquired intangible assets	(654)	(653)	(640)
Non-GAAP operating expenses	20,638	19,024	16,650
Non-GAAP operating income	15,268	17,504	16,874
GAAP operating margin as a percentage of revenues	22%	26%	28%
Non-GAAP operating margin as a percentage of revenues	25%	28%	30%

GAAP tax on income	2,274	2,385	2,898
Certain discrete tax items	137	137	(666)
Non-GAAP tax on income	2,411	2,522	2,232

GAAP net income	11,833	14,080	13,313
Amortization of acquired intangible assets	654	653	640
Stock-based compensation expenses	993	834	548
Certain discrete tax items	(137)	(137)	666
Non-GAAP net income	13,343	15,430	15,167

GAAP basic earnings per share	0.42	0.50	0.48
Non-GAAP basic earnings per share	0.48	0.55	0.55

GAAP diluted earnings per share	0.41	0.49	0.47
Non-GAAP diluted earnings per share	0.46	0.54	0.5 3

Shares used for calculation of earnings per share:
Basic	27,977	27,915	27,655
Diluted	28,766	28,739	28,562